EXHIBIT 99.1

GOLAR LNG PARTNERS LP: CONTEMPLATING ISSUING NEW UNSECURED BONDS

HAMILTON, Bermuda, May 11, 2015 (GLOBE NEWSWIRE) -- Golar LNG Partners L.P. is contemplating issuing new senior unsecured bonds in the Norwegian bond market. The bonds will be denominated in US dollars and mature in May 2020.

The net proceeds from the bond issue shall be used to repay debt, including shareholder loans, and for general corporate purposes.

Danske Bank Markets, DNB Markets, Nordea Markets and Pareto Securities are acting as Joint Bookrunners for the bond issuance. DVB Capital Markets and Fearnley Securites are acting as Co-Managers.

The bonds will be offered in the United States only to qualified institutional investors (or QIBs) as defined in Rule 144A of the U.S. Securities Act of 1933 (the Securities Act) concurrently with bonds offered outside of the United States pursuant to Regulation S of the Securities Act.

Hamilton, Bermuda
May 11, 2015
Investor relations enquiries: Golar Management Limited - +44 207 063 7900
Brian Tienzo
Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.